[GEO Letterhead]
July 8, 2011
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The GEO Group, Inc. and Subsidiary Guarantors Amendment No. 1 to Registration Statement on Form S-4 Filed June 2, 2011 SEC File No. 333-173462
Ladies and Gentlemen:
     The GEO Group, Inc. (“GEO”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 2, 2011 the above-referenced Amendment No. 1 to the registration statement on Form S-4 (File No. 333-173462) (the “Registration Statement”), as amended by Amendment No. 2 to the Registration Statement (“Amendment No. 2”) being filed simultaneously herewith, relating to the contemplated offer to exchange (the “Exchange Offer”) up to $300,000,000 aggregate principal amount of GEO’s 6?% senior notes due 2021 (the “Exchange Notes”) for a like amount of GEO’s privately placed 6?% senior notes due 2021 (the “Original Notes”). The Original Notes are, and the Exchange Notes will be guaranteed, jointly and severally, on a senior unsecured basis by GEO Re Holdings LLC, GEO Care, Inc., Correctional Services Corporation, CPT Limited Partner, LLC, CPT Operating Partnership LP, Correctional Properties Prison Finance LLC, Public Properties Development and Leasing LLC, GEO Holdings I, Inc., GEO Acquisition II, Inc., GEO Transport, Inc., GEO Care of South Carolina, Inc., Cornell Companies, Inc., Cornell Companies Management Holdings, LLC, Cornell Companies Administration, LLC, Cornell Corrections Management, Inc., CCGI Corporation, Cornell Companies Management Services, Limited Partnership, Cornell Companies Management, LP, Cornell Corrections of Alaska, Inc., Cornell Corrections of California, Inc., Cornell Corrections of Texas, Inc., Cornell Corrections of Rhode Island, Inc., Cornell Interventions, Inc., Correctional Systems, Inc., WBP Leasing, Inc., Cornell Abraxas Group, Inc., WBP Leasing, LLC, BII Holding Corporation, BII Holding I Corporation, Behavioral Holding Corp., Behavioral Acquisition Corp., and B.I. Incorporated (collectively, the “Guarantors”). GEO and the Guarantors are making the Exchange Offer in reliance on the position enunciated by the Division of Corporation Finance in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). GEO is submitting this revised supplemental letter to the Commission in order to make the additional representation set forth in (e) below in response to the Commission’s comment letter, dated June 19, 2011, and the other representations set forth below in response to the Commission’s comment letter, dated May 9, 2011.
a.	GEO and the Guarantors (a) have not entered into any arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes received in the Exchange Offer and (b) have not entered into any arrangement or understanding with any broker-dealer to participate in a distribution of the Exchange Notes, and, to the best of GEO’s and the Guarantor’s knowledge, based upon the representations and agreements to be set forth in the Letter of Transmittal, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes to be received in the Exchange Offer.

b.	In this regard, GEO and the Guarantors will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if such person is an affiliate or has an arrangement or understanding with respect to the distribution of the Exchange Notes, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988) and other interpretive letters with similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction unless such resale is made pursuant to an exemption from such requirements.

c.	GEO and the Guarantors acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d.	GEO and the Guarantors will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (July 2, 1993) in connection with any resale of such Exchange Notes.

e.	GEO and the Guarantors further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Original Notes acquired for its own account as a result of market-making or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with GEO or an affiliate of GEO to distribute the Exchange Notes.

f.	GEO and the Guarantors will include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:
i.	An acknowledgment that the exchange offeree is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

ii.	If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it acquired the Original Notes for its own account as the result of market-making or other trading activities and it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     Should you have any questions or require any further information, please contact our outside counsel, Jose Gordo, Esq. at (305) 755-5812.

Very truly yours, The GEO Group, Inc.
By:	/s/ Brian R. Evans
Brian R. Evans
Senior Vice President and Chief Financial Officer

GEO Re Holdings LLC
GEO Care, Inc.
Correctional Services Corporation
CPT Limited Partner, LLC
CPT Operating Partnership LP
Correctional Properties Prison Finance LLC
Public Properties Development and Leasing LLC
GEO Holdings I, Inc.
GEO Acquisition II, Inc.
GEO Transport, Inc.
GEO Care of South Carolina, Inc.
Cornell Companies, Inc.
Cornell Companies Management Holdings, LLC
Cornell Companies Administration LLC
Cornell Corrections Management, Inc.
CCGI Corporation
Cornell Companies Management Services, Limited Partnership
Cornell Companies Management, LP
Cornell Corrections of Alaska, Inc.
Cornell Corrections of California, Inc.
Cornell Corrections of Texas, Inc.
Cornell Corrections of Rhode Island, Inc.
Cornell Interventions, Inc.
Correctional Systems, Inc.
WBP Leasing, Inc.
Cornell Abraxas Group, Inc.
WBP Leasing, LLC

By:	/s/ Brian R. Evans
Brian R. Evans
Principal Financial Officer

BII Holding Corporation BII Holding I Corporation Behavioral Holding Corp. Behavioral Acquisition Corp. B.I. Incorporated
By:	/s/ Brian R. Evans
Brian R. Evans
Vice President -- Finance

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